Exhibit 1

Davidson Kempner Welcomes ISS Recommendation that Sun-Times Media Group Stockholders

Provide Consents on the WHITE Consent Card to Reconstitute Board

NEW YORK, January 12, 2009 — Davidson Kempner Capital Management LLC, the sizeable stockholder of Sun-Times Media Group, Inc. (OTC:SUTM) that is currently undertaking a consent solicitation to reconstitute the Sun-Times Board of Directors today announced that the leading proxy advisory firm, RiskMetrics Group—ISS Governance Services (“ISS”) recommends that Sun-Times stockholders submit the WHITE consent card in order to elect the Davidson Kempner nominees. ISS’s voting analyses are relied upon by hundreds of institutional investment funds, mutual funds and fiduciaries.

Davidson Kempner stated, “ISS, the nation’s leading independent voting advisory service, has carefully evaluated the positions with respect to this consent solicitation. We are gratified that it supports the view of many Sun-Times stockholders that the board of directors must be reconstituted.”

“We have been clear from the outset of this consent process that time is of the essence with respect to the future of Sun-Times, given its urgent operating and liquidity needs. Davidson Kempner has proposed a reconstituted board with new directors who we believe have the publishing and restructuring experience and credentials to rescue Sun-Times and create long-term value for its stockholders. We therefore urge Sun-Times stockholders to provide their consents promptly to remove the present Sun-Times Board and appoint the new appropriately experienced board of directors that we have nominated,” concluded Davidson Kempner.

If stockholders have any questions, or need assistance in providing their consent, please call Innisfree M&A Incorporated toll-free at (888) 750-5834. (Banks and brokers may call collect at (212) 750-5833).

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